Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

Date of Board Meeting

Melco Crown Entertainment Limited (the “Company”) hereby announces that a meeting of the board of directors of the Company will be held to consider and approve, among other things, the audited final results of the Company and its subsidiaries for the year ended December 31, 2013 on March 26, 2014 (Wednesday).

Macau, March 14, 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.